THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 3), DATED FEBRUARY 14, 1997, FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   12686C-10-9
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  12686C-10-9                  13G

--------------------------------------------------------------------------------
1.       Names of Reporting Persons         John MacPherson, individually and
         S.S. or I.R.S. Identifica-           as Trustee for the Trusts listed
         tion Nos. of Above Persons           Exhibit A

                                            ###-##-####
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)
         if a Member of a Group             ------------------------------------
                                            (b)
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of                U.S.A.
     Organization
--------------------------------------------------------------------------------
Number of Shares                   (5) Sole Voting Power
Beneficially                                                          1,946,074
Owned by Each Reporting            --------------------------------------------
Person With                        (6) Shared Voting Power
                                       Power                                  0
                                   ---------------------------------------------
                                   (7) Sole Dispositive Power         1,946,074
                                   ---------------------------------------------
                                   (8) Shared Dispositive
                                       Power                                  0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                               1,946,074
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row 9                                               12.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

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CUSIP No.  12686C-10-9                  13G



              CONTINUATION PAGES OF AMENDMENT NO. 3 TO SCHEDULE 13G
                                    FILED BY
                           JOHN MACPHERSON, AS TRUSTEE

Item 1(a)         Name of Issuer:

                  Cablevision Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Media Crossways
                  Woodbury, New York 11797

Item 2(a)         Name of Person Filing:

                  John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)         Address of Principal Business Office:

                  c/o Sportschannel N.Y.
                  200 Crossways Drive
                  Woodbury, New York  11797

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

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CUSIP No.  12686C-10-9                  13G
                  (a) ( ) Broker or Dealer registered under Section 15 of the Act

                  (b) ( )  Bank as defined in Section 3(a)(6) of the Act

                  (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

                  (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                  (g) ( )  Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G)

                  (h) ( )  Group, in accordance with
                           Section 240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount Beneficially Owned:

                           1,946,074 (as of December 31, 1996)

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CUSIP No.  12686C-10-9                  13G



                  (b)      Percent of Class:

                           12.6%   (as of December 31, 1996)

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,946,074

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 1,946,074

                           (iv) shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class

                  If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not applicable

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CUSIP No.  12686C-10-9                  13G



Item 9.           Notice of Dissolution of Group.

                           Not applicable

Item 10.          Certification.

                           Not applicable because the statement is filed
                  pursuant to Rule 13d-1(c).

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CUSIP No.  12686C-10-9                  13G



SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 14, 1997



                                      /s/ John MacPherson
                                       By William A. Frewin, Jr.
                           Signature:     attorney-in-fact
                                      -------------------------------------
                           Name/Title: John MacPherson, individually and as Trustee of each of the following Trusts:
                                                     CFD Trust No.  1
                                                     CFD Trust No.  2
                                                     CFD Trust No.  3
                                                     CFD Trust No.  4
                                                     CFD Trust No.  5
                                                     CFD Trust No.  6
                                                     CFD Trust No. 10

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CUSIP No.  12686C-10-9                  13G



                                    Exhibit A

                  John MacPherson ("Mr. MacPherson" or the "Trustee") is currently the trustee of each trust listed in the table below (the "Trusts"). As of December 31, 1996, the CFD Trust No. 10 owned 50,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). In addition, as of December 31, 1996, the Trusts owned, in the aggregate, 1,893,074 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of the Issuer. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. Mr. MacPherson does not have an economic interest in such shares, but, as the Trustee of the Trusts, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. MacPherson retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting. In addition, as of December 31, 1996, Mr. MacPherson and his wife, Dorothy MacPherson, owned directly 3,000 shares of Class A Common Stock of the Issuer.

                  The following table lists each Trust's name and its current beneficiary.

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CUSIP No.  12686C-10-9                  13G



         Name of Trust                                      Current Beneficiary
         -------------                                      -------------------

         CFD Trust No.  1                                   Kathleen Dolan

         CFD Trust No.  2                                   Deborah Dolan

         CFD Trust No.  3                                   Marianne Dolan

         CFD Trust No.  4                                   Patrick Dolan

         CFD Trust No.  5                                   Thomas Dolan

         CFD Trust No.  6                                   James Dolan

         CFD Trust No. 10                                   Marie Atwood


CFD Trust No. 1 - CFD Trust No. 6

                  For each of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6, (collectively the "CFD Trusts 1-6"), distributions of income and principal can be made in the Trustee's discretion to the person shown as the current beneficiary of each CFD Trust 1-6 in the above table (the "Current Beneficiary"). The Current Beneficiary has a power during his or her life to appoint all or part of the relevant CFD Trust 1-6 to or for the benefit of one or more of the Current Beneficiary's descendants. Upon the death of the Current Beneficiary, the relevant CFD Trust 1-6, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of the Current Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, per stripes to the then living descendants of Charles
F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

                                  Page 9 of 13
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CUSIP No.  12686C-10-9                  13G



CFD Trust No. 10

                  For the CFD Trust No. 10, distributions of income and principal can be made in the Trustee's discretion to Marie Atwood (the "Current Beneficiary"). The Current Beneficiary has a power during her life to appoint all or part of the CFD Trust No. 10 to or for the benefit of one or more of her descendants. Upon the death of the Current Beneficiary, the CFD Trust No. 10, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of the CFD Trust No. 10 will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, among the Current Beneficiary's heirs-at-law. The spouse of the Current Beneficiary, if he survives the Current Beneficiary, has a power during his life and upon his death to appoint all or part of any such continuing trusts to or for the benefit of one or more of the Current Beneficiary's descendants.


Beneficial Ownership of the Beneficiaries

                  No individual beneficiary of any Trust can be said to have a present beneficial interest in any Trust of greater than five percent of the Class A Common Stock because the Trustee has the sole discretion to distribute or accumulate the income from a Trust and the sole discretion to distribute the principal of a Trust to the Current Beneficiary.

                                POWER OF ATTORNEY


                  Know all by these presents, that the undersigned hereby constitutes and appoints William A. Frewin, Jr., the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, beneficial owner and/or trustee of stock of Cablevision Systems Corporation (the "Company") (i) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder and (ii) all forms and schedules in accordance with Section 13(d) of the Exchange Act and the rules thereunder (together, the "Forms and Schedules");

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms and Schedules and timely file such Forms and Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

                  The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

                  This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the Forms and Schedules with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 12th day of February, 1997.

                                                     /s/  John A. MacPherson
                                                     ---------------------------
                                                     John A. MacPherson


                              CONFIRMING STATEMENT

                  This Statement confirms that the undersigned has authorized and designated William A. Frewin, Jr. to execute and file on the undersigned's behalf all the Forms and Schedules (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of

Cablevision Systems Corporation. The authority of William A. Frewin, Jr. under this Statement shall continue until the undersigned is no longer required to file the Forms and Schedules with regard to the undersigned's ownership of or transactions in securities of Cablevision Systems Corporation, unless earlier revoked in writing. The undersigned acknowledges that William A. Frewin, Jr. is not assuming, nor is Cablevision Systems Corporation assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.


                                                     /s/ John A. MacPherson
                                                     ---------------------------
                                                     John A. MacPherson

Dated as of February 12, 1997